UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No.14)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 30, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  Introduction
                                  ------------

      This Amendment No. 14 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by MM Companies, Inc., formerly known as musicmaker.com, Inc. ("MM Companies"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value, of Liquid Audio, Inc., a Delaware corporation (the "Company").


      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On July 30, 2002, MM Companies sent a letter to Robert G. Flynn, Secretary of the Company, and Gerald W. Kearby, President and Chief Executive Officer of the Company, requesting, pursuant to Section 220 of the Delaware General Corporation Law, that the Company permit MM Companies to inspect and make copies of a complete list of the Company's stockholders and related materials.

      On July 31, 2002, MM Companies notified the Court of Chancery in the State of Delaware In and For New Castle County that it was withdrawing its previously filed motions for expedited proceedings and injunctive relief in connection with its pending lawsuit against the Company, its board of directors and Alliance Entertainment Corp. MM Companies indicated to the Court of Chancery that it intended to amend its existing complaint in such pending action.

      On August 2, 2002, MM Companies issued a press release, a copy of which is attached hereto as Exhibit 99.22.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.22  Press Release of MM Companies dated August 2, 2002.

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 2, 2002

                                       MM COMPANIES, INC.


                                       By  /s/ James A. Mitarotonda
                                           --------------------------------
                                       Name:   James A. Mitarotonda
                                       Title:  President and Chief Executive
                                               Officer

                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/ Richard Huffsmith
                                         ----------------------------------
                                       Name:   Richard Huffsmith
                                       Title:  Vice President and General
                                               Counsel


                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By /s/ James A. Mitarotonda
                                         ----------------------------------
                                       Name:   James A. Mitarotonda
                                       Title:  President and Chief Executive
                                               Officer


                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member

                                       By  /s/ Jeffrey M. Solomon
                                          ---------------------------------
                                       Name:   Jeffrey M. Solomon
                                       Title:  Authorized Signatory


                                       DOMROSE SONS PARTNERSHIP


                                       By /s/ James A. Mitarotonda
                                          ---------------------------------
                                       Name:   James A. Mitarotonda
                                       Title:  Partner


                                      -3-